SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October 2009
Commission File Number: 0-30752
ÆTERNA ZENTARIS INC.
1405, boul. du Parc-Technologique
Québec, Québec
Canada, G1P 4P5
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On October 19, 2009, the registrant issued a press release announcing that it has entered into a definitive purchase agreement to raise U.S.$5.5 million through the sale of common shares and warrants. The press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference. Rodman & Renshaw, LLC acted as placement agent on behalf of the registrant, pursuant to a placement agency agreement dated October 19, 2009. The placement agency agreement, the form of the common share purchase warrants and the form of securities purchase agreement entered into among the registrant and the investors in the offering are attached to this report as Exhibits 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference.

EXHIBIT INDEX
List of Exhibits

99.1	Press release dated October 19, 2009

99.2	Placement agency agreement dated October 19, 2009 between the registrant and Rodman & Renshaw, LLC

99.3	Form of Common Share Purchase Warrant to be issued by the registrant to the investors in the offering

99.4	Form of Securities Purchase Agreement, dated October 19, 2009, by and between the registrant and the investors in the offering

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.
Date: October 20, 2009	By:	/s/ Dennis Turpin
Dennis Turpin
Senior Vice President and Chief Financial Officer